FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November 2004

Commission File No.	000-19865

CEDARA SOFTWARE CORP.
(Registrant’s name)

6509 Airport Road Mississauga, Ontario, Canada L4V 1S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report:

No.	Document

1.	Press Release dated November 9, 2004 - Cedara Software Partners with All-Pro Imaging, a Division of Air Techniques, to Offer Affordable Computed Radiography Solution
2.	Press Release dated November 11, 2004 - Cedara Software Receives 1004 Fastest Growing Company of the Year Award from Frost and Sullivan.
3.	Press Release dated November 18, 2004 - Cedara and ANEXA to deliver integrated digital solutions to End Users.
4.	Press Release dated November 23, 2004 - Cedara to Unveil its Latest Clinical Workflow Applications at the 2004 Radiological Society of North America.
5.	Press Release dated November 24, 2004 - Cedara Introduces OrthoWorks Care Manager, a Powerful Knowledge Management Solution that Tracks Vital Patient Information.
6.	Press Release dated November 28, 2004 - Cedara Software Unveils B-CAD™ at RSNA 2004.
7.	Press Release dated November 29, 2004 - Cedara Launches OrthoWorks Spine Analyzer, a New Breakthrough in Orthopaedic Spinal Analysis and Planning.

Document 1

FOR IMMEDIATE RELEASE:

Contact:
Michelle Pommells, Director Product Communications Cedara Software Corp. (905) 672-2100 ext. 2356 info@cedara.com	News Release

Cedara Software Partners with All-Pro Imaging, a Division of Air Techniques, to Offer Affordable Computed Radiography Solution

TORONTO, November 9, 2004 — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE) a leading independent developer of medical software technologies for the global healthcare market, announced today that it has completed a cooperative distribution agreement with Air Techniques Inc. to create an affordable computed radiography (CR) solution for private practice clinics and value-conscious hospitals and radiology imaging centers.

Under the terms of the multi-year agreement, All-Pro Imaging, a division of Air Techniques, will package Cedara’s I-Acquire CR™ acquisition console software with its popular ScanX™ Digital Imaging System, which it sells through its nationwide network of medical x-ray dealers.

Ideal for the private practice market, the ScanX-Cedara I-Acquire solution puts digital imaging well within the reach of physicians, podiatrists, ENT (Ear Nose and Throat), veterinarians, chiropractors and other specialist users.

“Until now, the high cost of Digital Radiography and hospital sized Computed Radiography systems has prevented the private practice from enjoying the advantages of digital imaging,” said Jeff Goldstein, President of All-Pro Imaging and Air Techniques. “Working with Cedara’s world class engineering team we felt confident we could build a solution to successfully fit this market. And we did. Both our free-standing and desktop units are dramatically more affordable than anything else on the market, and we didn’t sacrifice anything in image quality to do it.”

“We are delighted to partner with the All-Pro Imaging division of Air Techniques, a truly unique success story in the medical industry,” said Abe Schwartz, Cedara President and CEO. “Air Techniques was founded many years ago on the same enduring principles on which it operates today – delivering high quality products and services while treating its customers and employees in an exceptional manner.”

Cedara I-Acquire CR, an image acquisition solution designed for computed radiography systems, is a part of Cedara’s complete line of universal acquisition consoles. These multi-purpose console applications enable medical device manufacturers and system integrators to create competitive computed radiography, digital radiography, mammography, and film-digitizer acquisition systems with powerful workflow and image processing capabilities on a wide variety of image acquisition devices.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Michelle Pommells, Cedara Software Corp., (905) 672-2100 ext. 2356. Email: info@cedara.com

For investor-related inquiries, contact: Brian Pedlar, Chief Financial Officer (905) 672-2100 ext. 2015. Email: brian.pedlar@cedara.com

About Air Techniques Inc. and the All-Pro Imaging Division:

Air Techniques, Inc. was founded in 1962 by its Chairman, Louis E. Brooks. His goal was to develop equipment to improve the practice of dentistry by reducing or eliminating the corrosive and costly effects of wet air on equipment in the Dental operatory and bring to doctors the products they value. Today, Air Techniques seeks to incorporate new technology into every aspect of its business to satisfy the needs and the fast-paced developments in the dental and medical markets. Air Techniques’ products are manufactured in its 200,000-square-foot vertically integrated factory, where compliance with the Food and Drug Administration Good Manufacturing Practices is paired with stringent Quality Standards. Its engineering staff designs products for the dental and medical markets. Its employee’s dedication and collaboration have earned the company multiple design awards and patents. Air Techniques is proud to maintain the ISO-9001 and EN 46001 Registration certification, which reinforces its pledge to quality and customer satisfaction.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world’s leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide – approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company’s medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

ScanX™ is a trademark of All-Pro Imaging. All other trademarks appearing in this release are the property of Cedara Software Corp.

Document 2

FOR IMMEDIATE RELEASE:

Contact:
Michelle Pommells, Director Product Communications Cedara Software Corp. (905) 672-2100 ext. 2356 info@cedara.com	News Release

Cedara Receives 2004 Fastest Growing Company of the Year Award from Frost and Sullivan

Florida, November 11, 2004 — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE) a leading independent developer of medical software technologies for the global healthcare market, announced that Frost and Sullivan, America’s foremost market research and consulting firm, has voted Cedara the recipient of its 2004 Fastest Growing Company of the Year Award. Frost and Sullivan formally presented the prestigious award to Cedara last night, at its 2004 Global Excellence in the Healthcare and Life Sciences Awards Banquet in Florida.

Frost and Sullivan is a leading market consulting and research organization that monitors new technologies, tracks changes in distribution channels, forecasts market trends, and performs strategic analysis of competitors in the healthcare industry.

Each year Frost and Sullivan recognizes outstanding industry achievements by presenting Frost & Sullivan Awards to top companies in regional and global markets. Its industry experts recognize the diligence and innovation required to implement a successful business plan and excel in the increasingly competitive global marketplace.

“Cedara is honored to be the recipient of the highly esteemed Frost and Sullivan Fastest Growing Company of the Year Award, and to be recognized by an industry analyst of such exceptional caliber,” said Abe Schwartz, Cedara President and CEO.

“We have been following Cedara for many years and have been quite excited by their recent performance within the healthcare industry. They have grown from being a small niche competitor to one that offers a breadth of valuable medical software solutions to a diverse group of global healthcare clients. Their focus on cutting edge technologies in conjunction with flexible solutions has allowed them to make tremendous strides within the industry,” says Monali Patel, Frost and Sullivan Research Manager, Medical Imaging.

“Having our business model validated by a top industry analyst is a powerful endorsement of how successful Cedara is with its strategy of offering diversified, end-to-end products and services,” said Jacques Cornet, Cedara Vice President of Marketing and Operations.

For more information about Cedara and its products and services, visit the Cedara website at www.cedara.com or contact:

Michelle Pommells, Cedara Software Corp., (905) 672-2100 ext. 2356 Email: info@cedara.com

For investor-related inquiries, contact: Brian Pedlar, Chief Financial Officer (905) 672-2100 ext. 2015 Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world’s leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide – approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company’s medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp.

Document 3

FOR IMMEDIATE RELEASE:

Contact:

Dennis Runyan Vice President, Sales & Service Anexa Corporation 1-800-423-8086 drunyan@anexanow.com Loris Sartor, Vice President of Sales Cedara Software Corp. (905) 672-2100 ext. 2285 info@cedara.com	News Release

Cedara and ANEXA to Deliver Integrated Digital Solutions to End Users

TORONTO, Canada and PEABODY, Massachusetts: November 18, 2004 — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE) and ANEXA Corporation, a subsidiary of Analogic Corporation (NASDAQ: ALOGE), today announced that they have entered into a cooperative agreement to enable customers of either company to obtain complete, fully integrated digital imaging solutions to meet their imaging and image management needs.

ANEXA is a provider of digital imaging solutions for Digital Radiography (DR), advanced software applications, and other key products for select end-user markets.

Cedara is a leading independent developer of medical software technologies for the global healthcare market.

Under the agreement, the direct sales organizations of ANEXA and Cedara will promote each other’s products and work jointly to offer end users in the North American market complete, integrated imaging solutions, including advanced digital imaging equipment, application software packages, and PACS (Picture Archiving and Communications Systems) products. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers.

Loris Sartor, Cedara’s Vice President of Sales, stated, “This agreement represents a great opportunity for Cedara to work with a dynamic, innovative player in the DR marketplace. With the strong heritage in medical imaging of ANEXA’s parent company, Analogic, ANEXA is uniquely able to meet the needs of the DR market and provide specialized, highly integrated and cost-effective solutions.”

The acquisition consoles of ANEXA’s imaging products feature Cedara software. This allows seamless integration of Cedara’s image management tools including Cedara’s I-SoftView™ and I-Reach™ PACS solutions, and the Cedara OrthoWorks™ clinical workstation for orthopedic planning.

Dennis Runyan, ANEXA’s Vice President of Sales, said, “We are delighted to be working with Cedara to provide our customers with comprehensive software products and PACS solutions that integrate seamlessly with ANEXA systems. Cedara’s products, combined with our own powerful DR systems, enable ANEXA to offer its customers complete, enhanced solutions for their radiography needs.”

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Loris Sartor, Cedara Software Corp., (905) 672-2100 ext. 2285. Email: info@cedara.com

For investor-related inquiries, contact: Brian Pedlar, Chief Financial Officer (905) 672-2100 ext. 2015. Email: brian.pedlar@cedara.com

For more information about ANEXA, visit www.anexanow.com or contact: Dennis Runyan Anexa Corporation 1-800-423-8086 Email: drunyan@anexanow.com

About ANEXA:

ANEXA Corporation is committed to opening new frontiers in digital imaging. Drawing on the extensive technology, experience, and resources of its people and partners, ANEXA offers a growing family of high-performance, Next-Generation Digital Imaging Solutions to meet the clinical challenges of today and tomorrow. ANEXA is a wholly owned subsidiary of Analogic Corporation, a leading designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacturers (OEMs).

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara software is deployed in hospitals and clinics worldwide and is licensed by many of the world’s leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography (PET) and fluoroscopy. Furthermore, the Company’s medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient’s digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Document 4

FOR IMMEDIATE RELEASE:

Contact:
Jacques Cornet, Vice President of Marketing & Operations Cedara Software Corp. (905) 672-2100 ext. 2564 info@cedara.com	News Release

Cedara to Unveil its Latest Clinical Workflow Applications at the 2004 Radiological Society of North America

•	Cedara helps radiologists cope with the massive datasets from high-poweredMulti-detector CTs

•	Cedara introduces new breakthrough in orthopaedic spinal analsyis and planning that saves hours of planning effort

•	Cedara debuts clinical data management system for easy management of clinical outcomes data in orthopaedics

•	Cedara's latest clinical innovations for PACS solve a broad range of clinical workflow problems

Toronto, November 23, 2004 — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), recently named Fastest Growing Healthcare Company for 2004 by America’s foremost market research firm Frost and Sullivan, today announced plans to introduce numerous new clinical workflow products at the upcoming 2004 Radiological Society of North America 90th Scientific Assembly and Annual Meeting (RSNA), held November 28 to December 3 in Chicago.

This year, Cedara is featuring a wide range of PACS-ready (Picture Archiving and Communications System) clinical packages that allow radiologists and other specialists to launch orthopaedic planning, digital mammography screening, 3D, multi-detector CT, and other applications, from a single PACS workstation — eliminating the costly use of multiple workstations.

“2004 has been a banner year for Cedara, financially and operationally,” stated Jacques Cornet, Cedara’s VP of Marketing and Operations. “We have increased our install base, opened a new office in China, and recently acquired eMed Technologies Corporation, a leading PACS and teleradiology solutions provider. This year at RSNA we are delighted to be offering our broadest ever line up of clinical applications that truly empower radiologists. Any hospital, imaging center or OEM interested in Next Generation solutions really should make a point of visiting Cedara this year at booth 6513.”

Cedara is introducing a variety of groundbreaking solutions for breast imaging, orthopaedic planning, oncology, interventional radiology, and more. New product offerings include:

•	Cedara Breast Imaging — the only offering to provide computer assisted detection (CAD) support for multiple breast imaging modalities. Cedara’s prototype ultrasound CAD solution, B-CAD, gives radiologists detailed information on breast lesions, helping them more easily distinguish between benign and malignant lesions. Not only are radiologists able to view CAD markers for mammography and MRI (Magnetic Resonance Imaging) breast images, they can also view any vendor’s digital mammography images, side by side with prior digitized images. These features, coupled with the ability to view images from other modalities on the same workstation, make it the only solution required by today’s breast imaging practices.

•	Cedara CT Works™ — an image management solution that helps radiologists swiftly crunch through the vast amount of data produced by today’s high-powered, multi-detector CT (MDCT) imaging devices. Features include a dynamic worklist that helps users effectively manage patient lists; interactive thick slab MPR and MIP rendering modes for rapid 3D image scrolling; and curved and batch MPRs, as well as universal connectivity via DICOM to the major modalities, archives, and DICOM Media. CT Works is suitable for use with virtually all clinical CT applications.

•	Cedara OrthoWorks Spine Analyzer™ — the most advanced spinal planning application to date. Orthoworks Spine Analyzer lets spine surgeons and radiologists analyze cervical or lumbar spine flexibility, and check posture or deformities of the spine. Surgeons can use the system’s semi-automated spinal vertebra anatomy detection feature to significantly reduce planning time and as well apply standard spinal measurements in less time. OrthoWorks Spine Analyzer conveniently forwards valuable clinical patient data to OrthoWorks Care Manager automatically.

•	Cedara OrthoWorks Care Manager™ — the first clinical data management system designed specifically for orthopaedic surgeons, hospital administrators, and implant manufacturers who want to manage clinical data in orthopaedics, perform multi-center studies, and track clinical outcomes. Today most orthopaedic surgeons are forced to keep manual records of orthopaedic surgeries and separate records for follow-up care and recovery. These conventional techniques make it almost impossible to discover important cause and effect trends and statistics. With OrthoWorks Care Manager, users now have vital outcomes statistics readily available at their fingertips.

•	Cedara PET/CT solutions – Cedara’s new advanced oncology treatment, prototype workstation promises to revolutionize tumor treatment by enabling oncologists to measure the effectiveness of cancer treatments and their patients’ response much earlier than is presently possible. Cedara is also previewing a prototype of its PACS-ready functional plug-in for PET/CT (Positron Emission Tomography/Computed Tomography), SPECT-CT (Single Photon Emission Computed Tomography/Computed Tomography),and molecular imaging. This plug-in enhances the capabilities of any vendor’s offering and can be easily integrated.

•	Cedara 3D ultrasound guidance – an example of Cedara’s interventional radiology technology, this prototype solution uses advanced imaging processing and real time image guidance to direct a needle or other device under operator control in interventional surgical procedures such as needle biopsies and ablative procedures, allowing surgery to be performed accurately, swiftly and with minimal patient discomfort.

RSNA attendees will also have the opportunity to receive a full demonstration of the company’s latest product developments for clinical workflow:

•	Cedara OrthoWorks™ — a family of digital products that allow radiologists to provide services to orthopaedic groups, and orthopaedic clinics to go filmless. Powerful customized viewing and planning protocols allow surgeons to view and plan the way they want. Surgeons can now conveniently perform all standard orthopaedic measurements and templating either locally or remotely over the Web. OrthoWorks’ multimodality feature provides flexible viewing presets that allow clinicians to render 3D studies with just a few mouse clicks.

•	Cedara I-Acquire CR™ — enables computed radiography users to receive, view, track, archive and distribute digital X-rays with ease. Ideal for any radiography center that is thinking of going digital, this application integrates seamlessly with other Cedara solutions to reduce the learning curve.

•	Cedara I-Conference™ — a multimedia conferencing PACS that dramatically improves the way radiologists and other medical practitioners review complex, multi-modality clinical cases. Developed in collaboration with Dr. Osman Ratib at the UCLA Department of Radiology, Cedara I-Conference significantly cuts the preparation time for case reviews, making it possible to focus on the consultation rather than the wearisome aspects of case preparation.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Jacques Cornet, Vice President of Marketing & Operations (905) 672-2100 ext. 2564 Email: info@cedara.com

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer (905) 672-2100 ext. 2015 Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara software is deployed in hospitals and clinics worldwide and is licensed by many of the world’s leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography (PET) and fluoroscopy. Furthermore, the Company’s medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient’s digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/ .

All trademarks appearing in this release are the property of Cedara Software Corp.

Document 5

FOR IMMEDIATE RELEASE:

Contact:
Michelle Pommells, Director Product Communications Cedara Software Corp. (905) 672-2100 ext. 2356 info@cedara.com	News Release

Cedara Introduces OrthoWorks Care Manager, a Powerful Knowledge Management Solution that Tracks Vital PatientInformation

TORONTO, Nov. 24 /CNW/ — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), recently named Fastest Growing Healthcare Company for 2004 by America’s foremost market research firm Frost and Sullivan, today unveiled Cedara OrthoWorks Care Manager(TM), an innovative new orthopaedic knowledge management system. OrthoWorks Care Manager uses a unique, patent-pending method of collecting and organizing information about past patient outcomes to Equip orthopaedic surgeons, hospital administrators, insurance companies and implant manufacturers to make better decisions about surgical therapy, patient care, and healthcare budgets.

Up to now, orthopaedic surgeons and other support services have been forced to keep manual records about orthopaedic surgeries, and separate records for follow-up care and recovery. These conventional techniques make it almost impossible to discover important cause and effect trends and statistics. With OrthoWorks Care Manager, users now have vital outcomes statistics readily available at their fingertips.

“The linking of clinical study management with the assessment and measurement system is a really powerful combination,” said Dr. Christian Mazel, head of Orthopaedic Surgery at the Institut Mutualiste Montsouris in Paris, France. “There simply is no other orthopaedic product on the market today that provides this level of workflow automation.”

OrthoWorks Care Manager will be invaluable to many working in the field of orthopaedics:

–	orthopaedists who want an audit trail of their decision-making process to assist with post-therapy treatment planning

–	clinical groups and clinicians who want to share clinical study data, and speed up the way they conduct multi-center studies

–	implant manufacturers who want to track the performance of their implants in order to achieve a faster time-to-market

–	insurance companies that want a better way to record treatment steps and outcomes when evaluating insurance claims

–	HIS/RIS providers looking to support their orthopaedic clients with special tools to capture workflow data in orthopaedics

OrthoWorks Care Manager provides a central database from which to extract results such as implant usage, pain thresholds, recovery rates, complications, mobility, mortality, and other important clinical outcome statistics. Users are able to set up mandatory input fields, such as range of motion and pain intensity, allowing data to be collected in a consistent manner from Multiple healthcare organizations. Orthopaedic measurement and clinical scoring tools are already integrated into the software, allowing treatment information to flow automatically into the database.

“Healthcare organizations and manufacturers have struggled with tracking and controlling surgical procedures and implants for years,” stated Jacques Cornet, Cedara VP of Marketing and Operations. “With OrthoWorks Care Manager, Cedara has provided a truly innovative product that allows orthopaedic surgeons to quickly find exactly what they are looking for in a matter of minutes.”

In addition to powerful automation tools that allow users to search complex study data with efficiency and ease, clinicians can use OrthoWorks Care Manager’s advanced data management system to query the database rapidly for results on the quality of treatment interventions and study trends. A wide variety of text and graphical software tools are available to log study scores and treatment information. Cedara OrthoWorks Care Manager(TM) is part of Cedara’s powerful family of OrthoWorks planning tools for orthopaedics. For more information about Cedara’s complete range of medical imaging products, visit the Cedara Website at www.cedara.com. Or contact:

Jacques Cornet, Vice President of Marketing & Operations (905) 672-2100 ext. 2564 Email: info@cedara.com

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer (905) 672-2100 ext. 2015 Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara software is deployed in hospitals and clinics worldwide and is licensed by many of the world’s leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography (PET) and fluoroscopy. Furthermore, the Company’s medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient’s digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp. % SEDAR: 00001125E

For further information: Jacques Cornet, Vice President of Marketing & Operations, Cedara Software Corp., (905) 672-2100 ext. 2564, info@cedara.com; To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports@cnw.

Document 6

FOR IMMEDIATE RELEASE:

Contact:
Jacques Cornet, Vice President of Marketing & Operations Cedara Software Corp. (905) 672-2100 ext. 2564 info@cedara.com	News Release

Cedara Software Unveils B-CAD™ at RSNA 2004 — A Major Breakthrough in Breast Ultrasound Computer Assisted Detection

•	Has the potential to become a new standard of care in Women’s Health by greatly assisting Radiologists in diagnosing breast cancer and thereby reducing the need for painful and expensive biopsies
•	Can be deployed in Cedara’s Multi-Modality CAD Workstation for Breast Imaging giving seamless access to all forms of breast image data and CAD technology

TORONTO, November 28, 2004 — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), recently named Fastest Growing Healthcare Company for 2004 by America’s foremost market research firm Frost and Sullivan, today unveiled its Cedara B-CAD™ technology, a ground-breaking innovation in breast ultrasound. B-CAD is designed to perform Computer Aided Detection and Diagnosis.

B-CAD uses a sophisticated image analysis scheme to determine over 20 sonographic lesion characteristics, and an advanced decision engine to help identify benign and malignant lesions.

Based on the pioneering 1995 study on solid breast nodules by Dr. A. Thomas Stavros et al, and reviewed by Dr. Stavros using an immense database of biopsy-correlated breast ultrasound data, B-CAD can provide the radiologist with CAD information on the clinically relevant characteristics and features of the target of interest as well as the probability that a target lesion is either benign or malignant. B-CAD has the potential to reduce operator variability in breast ultrasound and provide the Radiologist with valuable insight when determining the correct BI-RADS category for a lesion.

B-CAD can be seamlessly integrated with PACS and Mammography workflows, and can be used in conjunction with live ultrasound through video acquisition solutions such as DICOMIT Information Manager™ or Cedara I-AcquireVideo™.

B-CAD is available to OEMs for integration with imaging systems, or inclusion in next-generation ultrasound equipment.

B-CAD provides ultrasonographers with a new tool in the diagnosis of breast cancer, can promote the greater adoption of breast ultrasound, and will be a catalyst for the emergence of routine breast cancer screening using ultrasound.

“The combination of B-CAD with Cedara’s multi-modality CAD workstation is a phenomenal step forward for breast imaging” stated Jeff Collins, CEO of Medipattern Corporation — Cedara’s partner in breast imaging and pioneer of the B-CAD technology, “The combination of CAD systems for Mammography, MRI and Ultrasound in one streamlined package is an industry first, and makes Cedara’s I-ReadMammo the preeminent solution for breast imaging.”

Cedara I-ReadMammo provides unprecedented viewing capabilities for Mammography and multi-modality breast data, and works with all the major brands of imaging equipment. The inclusion of B-CAD completes its roster of CAD solutions for mainstream breast imaging modalities, and makes the concept of a multi-modality CAD workstation for breast imaging a reality.

“B-CAD is the first ultrasound CAD to be demonstrated at RSNA and is an amazing technology that can benefit women worldwide,” stated Chris Barlow, Cedara’s Director of Business Development, “It is the most sophisticated and advanced system for breast ultrasound, and can change how breast cancer is found and diagnosed. B-CAD is available for immediate OEM integration, and we are working to find partners from all areas of breast ultrasound and oncology to help bring this hugely positive advancement to market.”

Cedara’s B-CAD prototype can be seen in concert with Cedara I-ReadMammo at the 2004 Radiological Society of North America 90th Scientific Assembly and Annual Meeting (RSNA), held November 28 to December 3 in Chicago.

B-CAD availability for clinical use is subject to regulatory clearance. For more information about Cedara’s complete range of medical imaging products, visit the Cedara website at www.cedara.com. Or contact:

Jacques Cornet, Vice President of Marketing & Operations (905) 672-2100 ext. 2564 Email: info@cedara.com

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer (905) 672-2100 ext. 2015 Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara software is deployed in hospitals and clinics worldwide and is licensed by many of the world’s leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography (PET) and fluoroscopy. Furthermore, the Company’s medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient’s digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp.

Document 7

FOR IMMEDIATE RELEASE:

Contact:
Jacques Cornet, Vice President of Marketing & Operations Cedara Software Corp. (905) 672-2100 ext. 2564 info@cedara.com	News Release

Cedara Launches OrthoWorks Spine Analyzer, a New Breakthrough in Orthopaedic Spinal Analysis and Planning

CHICAGO, November 29, 2004 — Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), recently named Fastest Growing Healthcare Company for 2004 by America’s foremost market research firm Frost and Sullivan, today announced the introduction of Cedara OrthoWorks Spine Analyzer™, specifically designed for spine specialists.

Spine Analyzer offers spine surgeons, chiropractors and radiologists a better way to analyze the spine that is up to six times faster than current manual methods, saving hours of tedious planning effort. The market debut of Spine Analyzer represents decades of research conducted with the help of world-renowned spine surgeons.

“ OrthoWorks Spine Analyzer™ provides us with cutting-edge software that far exceeds the performance of our current methods involving wax pencils and protractors,” said Dr. Ludovic Rillardon, a spine surgeon at Beaujon Hospital in Paris, France. “The software lets us quickly analyze spinal instability, abnormal rotation centers, spinal deformities, and posture. We can then use this valuable information to help plan spinal surgical procedures, and evaluate post-operative outcomes.”

OrthoWorks Spine Analyzer™ detects the bone contours and measurements of the spinal vertebrae for cervical, lumbar, postural and frontal analysis in just a few mouse clicks. Functional range of motion, mean centers of vertebral rotation, lordosis, and kyphosis are just a few of the 500-plus X-ray-based spine parameters that are available in Spine Analyzer’s graphical display. The system’s semi-automated spinal vertebra anatomy detection feature simplifies planning and allows standard spinal measurements to be applied in less time.

“Spine surgeons and chiropractors will find OrthoWorks Spine Analyzer™ to be invaluable in treating all kinds of spine cases,” said Jacques Cornet, Cedara VP of Marketing and Operations. “Once spine specialists use Spine Analyzer, they will wonder how they ever managed to get their work done without it.”

OrthoWorks Spine Analyzer™ is part of Cedara’s powerful family of OrthoWorks planning tools for Orthopaedics. The Spine Analyzer option seamlessly integrates with Cedara’s clinical knowledge management system, Cedara OrthoWorks Care Manager™, which automatically populates data fields into a central repository so that clinical data can be data mined, organized, and easily shared and exchanged remotely.

“Now that the information is digital, OrthoWorks Spine Analyzer™ data is automatically populated into our OrthoWorks Care Manager™ database, saving us additional hours of laborious work plus the peace of mind of knowing I have left a documented audit trail of spinal analyses leading to my decisions,” said Dr. Stefan Parent, a spine surgeon at Sainte-Justine Hospital in Montreal, Quebec.

OrthoWorks Spine Analyzer™ also shares data with Cedara’s OrthoWorks planning module, which is used to load and review images, as well as plan surgical procedures such as rod, screw and implant sizes.

For more information about Cedara’s complete range of medical imaging products, visit the Cedara website at www.cedara.com or contact:

Jacques Cornet, Vice President of Marketing & Operations (905) 672-2100 ext. 2564 Email: info@cedara.com

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer 672-2100 ext. 2015 Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara software is deployed in hospitals and clinics worldwide and is licensed by many of the world’s leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography (PET) and fluoroscopy. Furthermore, the Company’s medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient’s digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 29, 2004

CEDARA SOFTWARE CORP.

By:	/s/ Brian Pedlar

Brian Pedlar Chief Financial Officer